EXHIBIT 12

COMPUTATION OF RATIOS
(UNAUDITED)

Our consolidated ratios of earnings to fixed charges and earnings to combined fixed charges and preference distributions for each of the fiscal years ended December 31, 2012, 2011, 2010, 2009 and 2008 are as follows:

	For the Year Ended December 31,
(Amounts in thousands)	2012	2011	2010	2009	2008

(Loss) income from continuing operations before income taxes and
income from partially owned entities	$(6,395)	$484,198	$630,843	$(7,166)	$136,618
Fixed charges	531,671	539,184	551,771	625,440	663,590
Income distributions from partially owned entities	226,172	93,635	61,037	30,473	44,690
Capitalized interest	(16,801)	(1,197)	(864)	(17,256)	(63,063)

Earnings - Numerator	$734,647	$1,115,820	$1,242,787	$631,491	$781,835

Interest and debt expense	$500,361	$526,175	$539,370	$597,105	$591,419
Capitalized interest	16,801	1,197	864	17,256	63,063
1/3 of rental expense – interest factor	14,509	11,812	11,537	11,079	9,108
Fixed charges - Denominator	531,671	539,184	551,771	625,440	663,590
Preferred unit distributions	86,873	82,384	73,726	76,734	76,834
Combined fixed charges and preference distributions - Denominator	$618,544	$621,568	$625,497	$702,174	$740,424

Ratio of earnings to fixed charges	1.38	2.07	2.25	1.01	1.18

Ratio of earnings to combined fixed charges and preference distributions	1.19	1.80	1.99	0.90	1.06

Earnings equals (i) income from continuing operations before income taxes and income from partially owned entities, plus, (ii) fixed charges and (iii) income distributions from partially owned entities, minus (iv) capitalized interest. Fixed charges equals (i) interest and debt expense, plus (ii) capitalized interest and (iii) the portion of operating lease rental expense that is representative of the interest factor, which is one-third of operating lease rentals. Combined fixed charges and preference distributions equals fixed charges plus preferred unit distributions.